UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VALCENT PRODUCTS INC.
(Name of Issuer)

Common Stock
(Title of Class Securities)

918881103
(CUSIP NUMBER)

  May 11, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☑ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 918881103

1.	Names of Reporting Persons.
                             I.R.S. Identification Nos. of above persons (entities only).

                            Grant Atkins

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Grant Atkins is a citizen of Canada.

Number of	5.	Sole Voting Power: 31,984,650 (see further description in Item 4 below)
Shares Beneficially
Owned by Each	6.	Shared Voting Power: 0
Reporting
Person With:	7.	Sole Dispositive Power : 31,984,650 (see further description of the contractual limitations with respect to dispositive power in Item 4 below)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5.4% (see further description in Item 4 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1

                (a)   Name of Issuer:                                                                       Valcent Products, Inc.

                Address of Issuer's Principal Executive Offices:                               789 West Pender St., Suite 1010

                                                                                                                       Vancouver, B.C. Canada V6C IH2

  Item 2

                (a) Name of Person Filing:                                                                     Grant Atkins

               (b) Address of Principal Business Office or, if none, residence:                6672 Montgomery Street,

                                                                                                                       Vancouver, B.C.  Canada  V6P 4G4

                (c) Citizenship:                                                                                  Grant Atkins is a Canadian Citizen

                (d) Title of Class of Securities:                                                           Common Stock

                (e) CUSIP Number:                                                                           918881103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
31,984,650 common shares of which 22,084,650 shares are held by a company controlled by Mr. Atkins, and 9,900,000 are held by Mr. Atkins’ spouse. As such Mr. Atkins may be deemed to directly or indirectly beneficially own all of these shares. The shares of common stock were acquired in May 2009 upon the settlement of certain debts owed by Valcent Products Inc.  27,484,650 of these shares are subject to a lock-up agreement which prohibits their disposition until January 1, 2010 and thereafter permits to dispose of up to 6,871,162 shares in each calendar quarter of 2010.  After December 31, 2010 there are no contractual restrictions on the  ability to dispose of the shares.

(b) Percent of class:	5.41%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	31,984,650

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	31,984,650 certain of which are subject to the restrictions described in Item 4(a) above).

(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8. Identification and Classification of Members of the Group. Not Applicable

Item 9. Notice of Dissolution of Group. Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 21, 2009

By:	/s/ Grant Atkins
Grant Atkins